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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Blackstone Advisory Partners L.P.
New York, New York

We have audited the accompanying consolidated statement of financial condition of Blackstone Advisory Partners L.P. and subsidiaries (the "Partnership") as of December 31, 2015, you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of Blackstone Advisory Partners L.P. and subsidiaries as of December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statement, on October 1, 2015, The Blackstone Group L.P. ("Blackstone"), completed the spin-off of its financial and strategic advisory services and restructuring and reorganization advisory services businesses, inclusive of those businesses operating within the Partnership, along with the Park Hill Group businesses from Blackstone and combined with PJT Capital LP, an independent financial advisory firm, to form PJT Partners Inc., an independent, publicly traded company.

Deloitte & Touche LLP

February 26, 2016

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